UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

January 13, 2010

Commission File Number: 000 - 53432

HIGHLAND RIDGE, INC.
(Name of Small Business Issuer in its charter)

Delaware	000 - 53432	13-4013027
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

330 Clematis Street, Suite 217, West Palm Beach, Florida, 33401
(Address of principal executive offices) (Zip Code)

(800) 341-2684
(Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

HIGHLAND RIDGE, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

HIGHLAND RIDGE, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT. NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF HIGHLAND RIDGE, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about January 13, 2010, to the holders of common stock, par value $0.001 per share (the “Common Shares”) of Highland Ridge, Inc., a Delaware corporation (“Highland” or the “Company”).  You are receiving this Information Statement in connection with the appointment of person designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board.  The resignation of the existing director, and the appointment of new director, will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

On January 13, 2010, the Company entered into a Share Purchase Agreement (the “Purchase Agreement”) with Michael Anthony, (“Anthony”), and the individuals set forth on Schedule A of the Purchase Agreement (the “Purchasers”).  Pursuant to the Purchase Agreement, the Company sold an aggregate of 10,880,000 Common Shares to the Purchasers (the “Transaction”).

Immediately following this Transaction, the Company re-purchased 10,880,000 Common Shares from Corporate Services International Profit Sharing and Century Capital Partners, LLC two entities beneficially owned by Anthony, for an aggregate purchase price of $225,000, as contemplated by the repurchase agreement (the “Repurchase Agreement”) by and among the Corporation, Corporate Services International Profit Sharing and Century Capital Partners, LLC. As a result, the Purchasers held 99% of the Common Shares of the Company.

In connection with the Purchase Agreement, Michael Anthony, former President, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company, resigned from his officer positions, and Ms. Jiaojiao Jiao was appointed as the President, Chief Executive Officer, Treasurer and Secretary of the Company effective immediately. Anthony resigned as the director of the Company and Jiaojiao Jiao was appointed as the sole director and Chairman of the Board of Directors effective ten (10) days following the filing of this Schedule 14f-1.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the closing of the Purchase Agreement on January 13, 2010, the Company had 300,000,000 authorized Common Shares and 10,000,000 shares of preferred stock, par value $0.001 per share, of which 10,987,131 Common Shares are issued and outstanding and no shares of preferred stock were issued and outstanding. Each share of Highland Common Shares entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our Common Shares beneficially owned on January 13, 2010 upon closing of the Purchase Agreement, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding Common Shares, (ii) each executive officer and director, and (iii) all executive officers and directors as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Class (2)
AMTT Digital A Limited (3)	4,130,000	37.59%
Ying Liu	2,490,129	22.66%
Suwen Hu	1,250,000	11.38%
Jiaojiao Jiao	1,250,000	11.38%
Michael Anthony	0	0
All executive officers and directors, as a group (1 person)	1,250,000	11.38%

(1)
Unless otherwise indicated, the persons or entities identified herein have sole voting and investment power with respect to the shares shown as beneficially held by them, subject to community property laws where applicable.

(2)
Applicable percentage of ownership is based on 10,987,131 Common Shares issued and outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Act of 1934 and generally includes voting or investment power with respect to such securities. Common Shares subject to securities exercisable for or convertible into Common Shares that are currently exercisable or exercisable within sixty (60) days are deemed to be beneficially owned by the person holding such options, warrants, rights, conversion privileges or similar obligations, for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Jian Wu has voting and dispositive control over securities held by AMTT Digital A Limited, a Samoa corporation.

CHANGES IN CONTROL

On January 13, 2010, the Company entered into a Purchase Agreement with the Purchasers and Anthony where 10,880,000 Common Shares were sold to the Purchasers for an aggregate purchase price of $225,000. Immediately following the share purchase transaction, the Company re-purchased 10,880,000 Common Shares from Corporate Services International Profit Sharing and Century Capital Partners, LLC two entities beneficially owned by Anthony, for an aggregate purchase price of $225,000, as contemplated by the Repurchase Agreement. As a result, the Purchasers owned 99% Common Shares of the Company. Therefore, the above transaction resulted in a change in control of the Company.

Further and in connection with the Purchase Agreement, Michael Anthony, former President, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company, resigned from his officer positions, and Ms. Jiaojiao Jiao was appointed as the President, Chief Executive Officer, Treasurer and Secretary of the Company effective immediately. Anthony resigned as director of the Company and Ms. Jiaojiao Jiao was appointed as the sole director and Chairman of the Board of Directors effective ten (10) days following the filing of this Schedule 14f-1.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company.  The executive officers of the Company are elected annually by the Board of Directors.  The directors serve one-year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.  Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position(s)
Michael Anthony (1)	43	Director, President, and CEO
Jiaojiao Jiao (2)	28	Chairman, President, CEO, Treasurer and Secretary

(1)
Officer resignations are effective immediately at the closing of the Purchase Agreement.  Resignations from the Director positions will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

(2)	Appointment of Ms. Jiao as a director will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

Michael Anthony.   Mr. Anthony, age 43, has been an officer and director of the Company since October 13, 2007. Mr. Anthony is the sole officer and director of Corporate Services International, Inc. a personal use business consulting company. Mr. Anthony is the sole member of Century Capital Partners, LLC, a personal use business consulting company.  In addition, since November 2004, Mr. Anthony has been President and CEO of Union Equity, Inc. and its wholly owned subsidiary Home Sales 24/7, Inc. Union Equity, Inc. is an Internet based real estate marketing firm.  On or about July 15, 2005, Mr. Anthony became an officer and director of Ubrandit.com, Inc. a reporting blank check company and resigned his position on October 31, 2006. On or about July 30, 2006, Mr. Anthony became an officer and director of Standard Commerce, Inc. a reporting blank check company and resigned his position on August 24, 2007. On or about March 15, 2007, Mr. Anthony became an officer and director Apogee Robotics, Inc. a reporting blank check company and resigned his position on March 31, 2008. On or about May 25, 2007, Mr. Anthony became an officer and director or Aim Smart Corporation, a reporting blank check company and resigned his position on April 24, 2008. On or about July 2, 2007, Mr. Anthony became an officer and director of Diversified Opportunities, Inc., a reporting blank check company and resigned his position on May 30, 2008. On or about April 12, 2007, Mr. Anthony became an officer and director of Econometrics, Inc., a reporting blank check company and resigned his position on January 10, 2009. On or about September 5, 2007, Mr. Anthony became an officer and of Dover Glen, Inc., a reporting blank check company and resigned his position on December 16, 2008.  In addition, Mr. Anthony is currently an officer and director of Ravenwood Bourne, Ltd., a reporting blank check company.

Jiaojiao Jiao. Ms. Jiao, age 28, was appointed as our President, Chief Executive Officer, Treasurer and Secretary on January 13, 2010 in connection with the closing of the Purchase Agreement.  Ms. Jiao graduated from Royal Melbourne Institute of Technology in 2005 with a B.A. degree in English Literature.  She joined JW. Junwei Financial Group as the Director of Marketing in 2005.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Shares and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

On January 13, 2009, we re-purchased 10,880,000 Common Shares from Corporate Services International Profit Sharing and Century Capital Partners, LLC, which were both beneficially owned by Michael Anthony, our sole office and director at the time of the transaction, for an aggregate purchase price of $225,000, as contemplated by the Repurchase Agreement by and among the Corporation, Corporate Services International Profit Sharing and Century Capital Partners, LLC.

Amounts due related parties consist of corporate reinstatement expenses paid by affiliates prior to establishing a bank account. Such items totaled $21,508 at September 30, 2009 and 2008 respectively. Legal services provided to the company by Laura Anthony through Legal & Compliance, LLC (Michael Anthony’s spouse) were valued at $30,000 of which $20,000 was unpaid at September 30, 2009.

Other than described above, none of the following persons has any direct or indirect material interest in any transaction to which we are a party since our incorporation or in any proposed transaction to which we are proposed to be a party:

(A)	Any of our directors or officers;
(B)	Any proposed nominee for election as our director;
(C)	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our Common Shares; or
(D)
Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of our company.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

Because our Board currently consists of only one member, we do not have any audit, compensation or nominating committee of the Board or committees performing similar functions. We do not believe it is necessary for our Board to appoint such committees because the volume of matters that come before our Board for consideration permits the sole officer and director to give sufficient time and attention to such matters to be involved in all decision making.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth all cash compensation paid by the Company, for the year ended September 30, 2009 and 2008.  The table below sets forth the positions and compensations for each officer and director of the Company.

Name and Principal Position	Year	Salary	Bonus ($)	Stock Award ($)	Option Award ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non-Qualified Deferred Compensation Earnings ($)	All other Compensation ($)	Total ($)
Michael Anthony,	2009	0	0	0	0	0	0	0	0
former CEO and Director	2008	0	0	0	0	0	0	0	0

Outstanding Equity awards at Fiscal Year End

There are no outstanding equity awards at September 30, 2009.

Director Compensation

Our directors will not receive a fee for attending each board of directors meeting or meeting of a committee of the board of directors. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Option Grants

We do not maintain any equity incentive or stock option plan.  Accordingly, we did not grant options to purchase any equity interests to any employees or officers, and no stock options are issued or outstanding to any officers.  We do, however, anticipate adopting a non-qualified stock option plan where we will be granting our officers options to purchase Common Shares pursuant to the terms of their employment agreements.  But, no such plan has been finalized or adopted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

HIGHLAND RIDGE, INC.

By:	/s/ Jiaojiao Jiao
Jiaojiao Jiao
President and CEO

Dated: January 13, 2010